20013950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/19 AND ENDING 3/31/20
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BV SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8390 LBJ Freeway Suite 565
(No. and Street)

Dallas	Texas	75243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry 214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
JUL 07 2020
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – if individual, state last, first, middle name)

325 N. St. Paul St., Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rob Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BV Securities, LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID GAFFORD
Notary Public, State of Texas
Comm. Expires 10-26-2022
Notary ID 131774070

Signature

Title
President

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BV Securities, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member of
BV Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BV Securities, LLC (the "Company") as of March 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
June 11, 2020

BV Securities, LLC
Statement of Financial Condition
March 31, 2020

ASSETS	
Cash	$ 38,167
Prepaid expenses	1,167
TOTAL ASSETS	$ 39,334

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ -
TOTAL LIABILITIES	$ -
MEMBER'S EQUITY	
Common Stock	45,000
Additional Paid in Capital	171,690
Retained Earnings	(177,356)
TOTAL MEMBER'S EQUITY	$ 39,334
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 39,334

The accompanying notes are an integral part of these financial statements.

BV Securities LLC
Statement of Operations
For the Year Ended March 31, 2020

Revenues	
Reimbursement Income	$ 3,000
Total Revenues	3,000
Operating Expenses	
Bad Debt Expense	3,000
General & Administrative Expenses	1,251
Occupancy	4,800
Professional Fees	18,025
Regulatory Fees	2,897
Total Expenses	29,973
Net Loss	$ (26,973)

The accompanying notes are an integral part of these financial statements.

BV Securities LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2020

		Total Member's Equity
Balance at March 31, 2019	$	9,117
Contributions		57,190
Net loss		(26,973)
Balance at March 31, 2020	$	39,334

The accompanying notes are an integral part of these financial statements.

BV Securities LLC
Statement of Cash Flows
For the Year Ended March 31, 2020

Cash Flows From Operating Activities:	
Net loss	$ (26,973)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in Prepaid Expenses	(1,167)
Net cash provided (used) by operating activities	(28,140)
Cash Flows From Financing Activities:	
Capital contribution	57,190
Net cash provided (used) by financing activities	57,190
Net increase in cash and cash equivalents	29,050
Cash at beginning of year	$ 9,117
Cash at end of year	$ 38,167
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

PetroGrowth Energy Advisors, LLC (the Company) was organized in the State of Texas effective November 23, 1999 as a limited liability company under the Texas Limited Liability Company Act. On May 12, 2019 BV Capital LLC acquired 100% of the Company's membership interests from the former owner. In July 2019, FINRA approved a continuing membership agreement which allowed the Company to continue to operate. The Company has adopted a fiscal year end of March 31.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is approved to engage in the sale of private placement securities, merger and acquisition transactions, and financial advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Revenue Recognition

The Company has two primary lines of business: (i) alternative investments and (ii) financial advisory services earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Alternative investments. Alternative Investment revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commission receivable at the end of a reporting period.

Financial advisory services. From time to time the Company performs financial advisory functions for its customers. The performance obligations are satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

Effective May 12, 2019, the Company became a sole member limited liability company. Under federal income tax regulations, sole member limited liability companies have their entity disregarded for federal income tax purposes. Therefore, net income or loss is reportable for tax purposes by the sole owner. Accordingly, no federal income taxes are included in the accompanying financial statements. The member's federal and state income tax returns are subject to examination over various statutes of limitation generally ranging from three to five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2020 the Company had net capital of $38,167 and a net capital requirement of $5,000. The Company ratio of aggregate indebtedness to net capital was 0 to 1. The SEC permits a ratio of no greater than 15 to 1.

The Company is subject to the Uniform Net Capital Rule 15c3-3, which requires the maintenance of minimum net capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount or 6 2/3 per cent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) – limited business.

NOTE D – RELATED PARTY TRANSACTIONS

There is a service agreement between BV Securities LLC and BV Capital LLC. BV Capital LLC is the owner of BV Securities LLC. The Company paid $5,100 related to this agreement.

NOTE E – SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. It is unknown how long these conditions will last and what the complete financial effect will be to the Company.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2020

Schedule I

BV Securities LLC
Supplemental Information
Pursuant to Rule 17a-5
March 31, 2020

Computation of Net Capital

Total Member's equity qualified for net capital	$ 39,334
Deductions and/or charges	
Prepaid expenses	1,167
Total deductions and/or charges	1,167
Net Capital before haircuts on securities positions	38,167
Haircuts on securities:	-
Net Capital	$ 38,167
Aggregate indebtedness	
Accounts payable and accrued expenses	-
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 33,167
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation

See accompanying report of independent registered public accounting firm.

Schedule I, continued

BV Securities LLC

Supplemental Information
Pursuant to Rule 17a-5
March 31, 2020

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Review Report of Independent Registered Public Accounting Firm
On Management's Exemption Report
Required By SEC Rule 17a-5

Year Ended
March 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Members of
BV Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) BV Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which BV Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) BV Securities, LLC stated that BV Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BV Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BV Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
June 11, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

B|V SECURITIES

June 8, 2020

BV Securities, LLC Exemption Report

BV Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Rob Anderson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.
Regards,

Sincerely,

By: BV Securities LLC
its President

Robert D. Anderson

Robert D. Anderson

BV Securities LLC
8390 Lyndon B Johnson Fwy | Suite 565 | Dallas |Texas | 75243
W: 214.484.6331 | F: 214.919.7241